Research Solutions, Inc.

December 29, 2023

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rucha Pandit, Office of Trade & Services

Re:	Research Solutions, Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-276240

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Research Solutions, Inc. hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-276240) be declared effective at 4:00 p.m. Eastern Time on January 2, 2024, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please confirm that event with our counsel, Louis Wharton of Stubbs Alderton & Markiles, LLP, by email at lwharton@stubbsalderton.com or by telephone at (818)-444-4509.

Very truly yours,

Research Solutions, Inc.

By:	/s/ William Nurthen
William Nurthen
Chief Financial Officer